SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

APSIS

VALUATION REPORT AP-00222/18-02

AROSUCO AROMAS E SUCOS LTDA.

VALUATION REPORT:	AP-00222/18-02	BASE DATE:	February 28, 2018

REQUESTING PARTY: AMBEV S.A., hereinafter referred to as AMBEV.

Publicly held company headquartered at Rua Dr. Renato Paes de Barros, No. 1017, 3rd Floor, Itaim Bibi, City and State of São Paulo, enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 07.526.557/0001-00.

SUBJECT: Advance payment to suppliers, indirect taxes to recover (current assets), accounts receivable from employees, other credits, inventories, expenses of the subsequent fiscal year, indirect payable taxes (non-recurring asset), property, plant, and equipment, loans and financings, fiscal charges, wages and social and labor charges, other obligations and provisions, of AROSUCO AROMAS E SUCOS LTDA., hereinafter referred to as AROSUCO

Limited liability company, headquartered at Avenida Buriti, 5.385, Distrito Industrial I , city of Manaus, state of Amazonas, enrolled with the CNPJ/MF under No. 03.134.910/0001-55.

Said portion of the property, plant and equipment is composed of:

Computer Equipment, Improvements, Personal Property and Utensils, Property, Plant, and Equipment in Process, Vehicles and Real Estate, and 24 Distribution Centers (CDDs).

OBJECTIVE: Pursuant to articles 226 and 229 of Law No. 6,404/76,  determination of the book value of the remaining assets of AROSUCO for purposes of partial spin-off.

CONTENTS

1.      INTRODUCTION

2.      PRINCIPLES AND RESERVATIONS

3.      LIMITATIONS OF LIABILITY

4.      VALUATION METHODOLOGY

5.      VALUATION OF THE BOOK VALUE OF  REMAINING ASSETS

6.      CONCLUSION

7.      LIST OF EXHIBITS

1.      INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, headquartered at Rua do Passeio,  No. 62, 6th floor, Centro, city and state of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 08.681.365/0001-30, was appointed to determine the book value of AROSUCO’s remaining assets, for purposes of partial spin-off, pursuant to Articles 226 and 229 of Law No. 6,404/76.

In preparing this report, data and information provided by third parties were used in the form of documents and verbal interviews with the client. The estimates used in this process are based on:

•        Balance sheet of AROSUCO on the base-date;

•        Balance sheet of CRBS S.A., a closely held company, headquartered at Avenida Antárctica, 1,891 (Part), Fazenda Santa Úrsula, city of Jaguariúna, State of São Paulo, enrolled with the CNPJ under No. 56.228.356/0001-31, hereinafter referred to as CRBS, on the base-date;

•        Supporting documentation of the most relevant spun-off items.

The team responsible for this work consists of the following professionals:

GIANCARLO NALDI FALKENSTEIN

Projects

Accountant (CRC/SP-317492/O-1)

MARCIA APARECIDA DE LUCCA CALMON

Officer

Accountant (CRC/1 SP-143169/O-4)

MARINA RAGUCCI DA SILVA FREIRE

Projects

Economist

2.      PRINCIPLES AND RESERVATIONS

The Report, subject of the listed work, calculated and individualized, strictly complies with the fundamental principles described below, which are important and must be read carefully.

•        The advisors have no interest, directly or indirectly, in the involved companies or in the transaction, and there is no other relevant circumstance that may characterize conflict of interests.

•        The professional fees of APSIS are not, in any way, subject to the conclusions of this Report.

•        To the best knowledge and credit of the consultants, the analysis, opinions and conclusions expressed in this Report are based on true and correct data, diligence, research and surveys.

•        The information received from third parties is assumed as correct, and the sources thereof are contained and cited in this Report.

•        For projection purposes, we start from the assumption of the lack of burden or encumbrances of any nature, whether judicial or extrajudicial, reaching the companies in question, other than those listed in this Report.

•        The Report presents all the restrictive conditions imposed by the adopted methodologies, if any, that may affect the analysis, opinions and conclusions contained therein.

•        The Report was prepared by APSIS and no one other than its own advisors, prepared the analysis and corresponding conclusions.

•        APSIS assumes full responsibility for the Valuations, including those implicit therein, for the exercise of its honorable duties, as established by the applicable laws, codes or regulations.

•        This Report meets the recommendations and criteria established by the competent bodies.

•        The controller and the managers of the companies involved did not direct, limit, hinder or carry out any acts that have or may have compromised access to, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions contained in this Report.

3.      LIMITATIONS OF LIABILITY

•        For the preparation of this Report, APSIS used and assumed as true and coherent, historic data and information audited or unaudited by third parties, provided in writing by management of the company or obtained from the sources mentioned. Therefore, APSIS has no liability with respect to their veracity.

•        The scope of this valuation did not include an audit of the financial statements or review of the work performed by its auditors. Therefore, APSIS is not expressing an opinion on the financial statements of Requesting Party.

•        APSIS is not responsible for occasional losses to Requesting Party and its subsidiaries, partners, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained in this Report.

•        Our work was developed solely for the use of the Requesting Party and its shareholders, aiming at the previously described objective.

4.      VALUATION METHODOLOGY

Examination of the supporting documentation mentioned above, the objective of which is to verify that the bookkeeping is in good form, complying with the statutory, regulatory and legal provisions governing the matter, according to the "Generally Accepted Accounting Principles Adopted in Brazil (GAAP)".

The accounting books of AROSUCO and all other documents necessary for the preparation of this Report were examined, which was based on the company's balance sheet, closed by the management of the Company on February 28, 2018.

On the base date, it was issued an opinion on the partial spin-off of CRBS, with subsequent merger of the spun-off portion into AROSUCO. Therefore, for this work, we are considering the proforma event of merger of the spun-off portion of CRBS into AROSUCO subject to the Valuation Report AP-00222/18-01.

5.      VALUATION OF THE BOOK VALUE OF AROSUCO’S REMAINING ASSETS

The books of AROSUCO and all other documents required for the preparation of this Report were examined.

The experts determined that the book value of the company’s remaining assets, composed of assets and liabilities of 24 CDDs, after the merger of the spun-off remaining assets in the Valuation Report AP-00222/18-01, is of forty-three million, seven hundred and six thousand, seven hundred and sixty-four Reais and seventy-four centavos (R$ 43,706,764.74), on February 28, 2018, pursuant to the adjacent table.

Among the property, plant, and equipment that will be spun-off, there is a land, as per the specifications below and enrollment under Exhibit 2:

Enrollment	Area	Address	Book Value (R$ thousand)
41,970	30,617.20 m²	Av. Fagundes de Oliveira, 640, Piraporinha, Zip Code 09950-300 – city of Diadema, state of São Paulo.	37,864,089.00

AROSUCO AROMAS E SUCOS LTDA.	FINANCIAL STATEMENTS
BALANCE SHEET IN R$	BALANCES ON 02/28/2018 * (a)	MERGED REMAINING ASSETS * (b)	BALANCES AFTER THE MERGER	REMAINING ASSETS TO BE SPUN-OFF
CURRENT ASSETS	2,759,938,545.40	97,912,207.34	2,857,850,752.74	97,912,207.34
Cash and Cash equivalents	7,206,472.90	-	7,206,472.90	-
Accounts Receivable	758,423,881.02	-	758,423,881.02	-
Inventory	121,966,400.74	117,096,990.68	239,063,391.42	117,096,990.68
Indirect Taxes Recoverable	2,359,139.30	2,115,107.71	4,474,247.01	2,115,107.71
Other Tax Recoverable	7,098,533.79	-	7,098,533.79	-
Deferred Income Tax and Social Contribution	-	-	-	-
Other Assets	1,862,884,117.65	(21,299,891.05)	1,841,584,226.60	(21,299,891.05)
NONCURRENT ASSETS	1,857,814,535.43	169,603,122.06	2,027,417,657.49	213,309,886.80
NONCURRENT RECEIVABLES	11,601,424.81	2,063,740.14	13,665,164.95	2,063,740.14
Financial Investments	136,143.42	-	136,143.42	-
Derivative Financial Instruments	-	-	-	-
Other Recoverable Taxes	5,206,958.20	1,791,279.08	6,998,237.28	1,791,279.08
Deferred Income Tax and Social Contribution	-	-	-	-
Other Assets	6,258,323.19	272,461.06	6,530,784.25	272,461.06
INVESTMENTS	1,327,954,041.42	(43,706,764.74)	1,284,247,276.68	-
PROPERTY, PLANT AND EQUIPMENT	237,080,005.24	188,536,257.76	425,616,263.00	188,536,257.76
INTANGIBLE ASSETS	131,945.16	22,709,888.90	22,841,834.06	22,709,888.90
PREMIUM	281,047,118.80	-	281,047,118.80	-
TOTAL ASSETS	4,617,753,080.83	267,515,329.40	4,885,268,410.23	311,222,094.14
CURRENT LIABILITIES	427,432,488.43	267,434,751.34	694,867,239.77	267,434,751.34
Accounts Payable	161,698,127.20	-	161,698,127.20	-
Salaries and Charges	5,551,846.02	49,780,213.43	55,332,059.45	49,780,213.43
Dividends and Interest on Owners’ Equity	0.38	-	0.38	-
Indirect Taxes Payable	255,174,424.60	136,472,174.73	391,646,599.33	136,472,174.73
Other Liabilities	4,601,909.00	59,945,416.72	64,547,325.72	59,945,416.72
Provisions	406,181.23	21,236,946.46	21,643,127.69	21,236,946.46
NONCURRENT LIABILITIES	4,496,108.67	80,578,06	4,576,686.73	80,578.06
Accounts Payable	524.42	-	524.42	-
Loans and Financings	-	-	-	-
Contributions, Fees and Taxes Payable	3,264,325.46	-	3,264,325.46	-
Provisions	1,231,258.79	80,578.06	1,311,836.85	80,578.06
Other Liabilities	-	-	-	-
EQUITY	4,185,824,483.73	-	4,185,824,483.73	43,706,764.74
TOTAL LIABILITIES	4,617,753,080.83	267,515,329.40	4,885,268,410.23	311,222,094.14

* (a) Balance related to AROSUCO prior to the merger of the spun-off portion of CRBS

* (b) Event of merger of the spun-off portion of CRBS, as per the Valuation Report AP-00222/18-01.

6. CONCLUSION

In light of the examinations conducted in the previously mentioned documents and on the basis of the information received by APSIS, the experts concluded that the book value of the remaining assets, to be merged into AMBEV, after the event subsequent to the Valuation Report AP-00222/18-01 is of forty-three million, seven hundred and six thousand, seven hundred and sixty-four Reais and seventy-fours cents (R$ 43,706,764.74), on February 28, 2018.

The Valuation Report AP-00222/18-02 is completed, composed of nine (9) typed sheets on one side and three (3) exhibits, APSIS, a company specialized in evaluating assets, CRC/RJ-005112/O-9, legally represented below by its officers, makes itself available for any clarifications that may be necessary.

São Paulo, March 22, 2018.

(signature)

MARCIA APARECIDA DE LUCCA CALMON

Officer (CRC/1SP-143169/O-4)

(signature)

MARINA RAGUCCI DA SILVA FREIRE

Projects

(signature)

GIANCARLO NALDI FALKENSTEIN

Projects

7. LIST OF EXHIBITS

1. SUPPORTING DOCUMENTATION

2. INFORMATION ON THE SPUN-OFF REAL ESTATE

3. GLOSSARY

EXHIBIT 1

CRBS S/A Brazil Balance Sheet	Tmp. 9:08:22 pm As of 03/13/201
Jaguariúna Ledger L1 Brazil Balance Sheet	RFBILA00/99014560 Page
L1	Ledger
10	Currency Category Company’s Currency
BRL	Amounts in Real - Brazil
2018.01 ‐2018.02	Report Period
2017.01 ‐2017.12	Comparison Period
CRBS S/A Brazil Balance Sheet Jaguariúna Ledger L1 Brazil Balance Sheet	Tmp. 9:08:22 pm As of 03/13/201
Balance Sheet/item calculation of profits and sales/account	feb/18
Assets	5,356,625,848.45
Current Assets	3,406,536,849.68
Cash and Cash Equivalents	1,221,262,313.60
Cash	55,406,270.44
Banks	15,730,349.08
Short-term Financial Investments	1,150,125,694.08
Accounts Receivable	1,292,996,499.54
Clients	1,292,822,230.30
Other Accounts Receivable	174,269.24
Inventory	433,213,890.00
Raw Material and Packaging	15,373,602.34
Finished Products	394,713,108.02
Finish Products ‐ Resale	862,055.59
Replacement Parts	2,706,387.22
Advance Payments to Suppliers	19,558,736.83
Inventory Law 12,973/14	0
Indirect Tax Recoverable	7,773,990,76
Indirect tax recoverable	7,773,990,76
Other Tax Recoverable	249,789,990.34
Other Tax Recoverable	249,789,990.34
Income Tax and Deferred Social Contribution	43,511,502.81
Income Tax and Deferred Social Contribution	43,511,502.81
Other Assets	157,988,662.63
Prepaid Expenses	143,455,755.13
Dividends Receivable	0.3
Other Credits	14,532,907.20
Noncurrent Asset	1,950,088,998.77
Noncurrent Receivable	71,255,583.49
Financial Investments	888,619.06
Derivative Financial Instrument	160,000.00
Other Tax Recoverable	15,461,353.80
Deferred Income Tax Deferred Social Contribution	16,573,343.19
Other Assets	38,172,267.44
Investment	222,557,518.48
Interests	222,557,518.48
Property, Plant and Equipment	618,707,434.82
Property, Plant and Equipment ‐ Cost	776,236,901.06
Property, Plant and Equipment ‐ Depreciation	‐189,003,710.83
Property, Plant and Equipment ‐ Depreciation ‐ Law 12,973/14	0
Property, Plant and Equipment in Progress	31,474,244.59
Intangible	27,459,872.80
Intangible	125,420,101.87
Amortization	‐97,960,229.07
Premium	1,010,108,589.18
Premium	1,010,108,589.18
Premium ‐ Adoption Law 12,973/14	0

CRBS S/A Brazil Balance Sheet Jaguariúna Ledger L1 Brazil Balance Sheet Balance Sheet/item calculation of profits and sales/account	Tmp. 9:08:22 pm	As of 03/13/201 feb/18
Liabilities		‐5,356,625,848.45
Current Liabilities Accounts Payable National Suppliers Foreign Suppliers Other Accounts Payable		‐4,009,277,692.68 ‐1,439,468,179.47 ‐1,260,377,306.21 4,197.92 ‐179,095,071.18
Salaries and Charges Salaries and Compensation Labor and Social Charges		‐67,860,795.26 ‐67,354,570.59 ‐506,224.67
Dividends and Interest on Owners’ Equity Dividends and Interest on Owners’ Equity		‐4,474,630.85 ‐4,474,630.85
Income Tax and Social Contribution Payable		‐2,272,239,210.59
Other Liabilities Other Liabilities		‐211,871,149.69 ‐211,871,149.69
Provisions Contingent Provisions		‐13,363,726.82 ‐13,363,726.82
Noncurrent Liabilities		‐59,644,586.93
Accounts Payable Suppliers Loans and Financings		‐3,000,000.00 ‐3,000,000.00 0
Tax Benefits ICMS ‐ LP Contributions, fees and taxes payable Other Taxes and Contributions		0 ‐1,828,770.53 ‐1,828,770.53
Provisions Contingencies		‐40,525,682.41 ‐40,525,682.41
Other Liabilities Other Liabilities		‐14,290,133.99 ‐14,290,133.99
Equity		‐1,287,703,568.84
CAPITAL Resident in Brazil		‐2,088,595,235.50 ‐2,088,595,235.50
CAPITAL RESERVE PREMIUM ON STOCK ISSUE		‐13,871,361.63 45.09
TREASURY STOCK		319,275.47

CRBS S/A Jaguariúna Ledger L1 Brazil Balance Sheet	Brazil Balance Sheet	Tmp. 9:08:22 pm	As of 03/13/201

Balance Sheet/item calculation of profits and sales/account			feb/18
OTHER CAPITAL RESERVES			‐14,190,682.19

APPROPRIATE RETAINED EARNINGS			‐333,227,131.29
LEGAL RESERVE			‐224,794,371.13
INVESTMENT RESERVE			‐107,412,838.80
TAX INCENTIVE RESERVE			‐1,019,921.36

UNDISTRIBUTED PROFITS			1,338,520,681.06
UNDISTRIBUTED PROFITS			1,338,520,678.06
MONTHLY END OF THE EXERCISE			3
PROPERTY ASSESSMENT ADJUSTMENTS			-67,895,322.81
CONVERSION RESERVES			11,333,007.32
GRANTED CONTROLLED INTEREST SALE OPTION			2,012.74
NTEREST GAINS/(LOSSES)			5,901,684.81
CASHFLOW HEDGE			148,545.05
ACTUARIAL GAINS (LOSSES)			‐5,525,918.42
OTHER PROPERTY ASSESSMENT ADJUSTMENTS			-79,754,654.31
PROFIT SHARING ACCOUNTS –PL ORIGIN			0.00
NET INCOME OR LOSS OF THE PERIOD			‐122,635,198.67

NET SALES REVENUE			‐2,496,643,729.50
3111 ‐ SALES AND SERVICES GROSS REVENUE			‐3,472,063,233.62
3114 ‐ TAXES LEVIED ON SALES			783,265,638.20
3123 ‐ DISCOUNTS AND DEDUCTIONS			192,153,865.92
3130 - INVOICED TAXES			0

COST OF SOLD PRODUCTS AND SERVICES			1,842,477,873.19
3211. C.P.V. ‐ INTERNAL MARKET			1,842,477,873.19
3215. APPROPRIATIONS AND TRANSFERS - COST			0

(FIXED/INDIRECT) OPERATING EXPENSES			485,003,683.38
3311. SALARIES AND CHARGES EXPENSES			106,738,652.39
3313. SERVICE PROVISION			37,806,939.94
3314. DEPRECIATION, AMORTIZATIONS AND DEPLETION			8,704,861.57
3315. UTILITIES			7,649,117.44
3316. DONATIONS AND CONTRIBUTIONS			161,977.62
3317. OTHER TAXES AND FEES			2,306,949.65

3318. GENERAL EXPENSES	11,161,528.43
3319. DOUBTFUL DEBTORS	7,909,928.03
3320. PRODUCTION LOSS	11,850,725.36
3321. MAINTENANCE	2,941,538.71
3323. MANUFACTURING INDIRECT EXPENSES	0
3324. PROVISION FOR CONTINGENCES	6,692,358.49
3325. IT	119,527.59
3326. TRANSPORTATION	177,731,764.62
3327. RENTS	31,918,497.16
3330. SALES EXPENSES	64,369,963.04
3335. ADVERTISEMENT AND MARKETING	6,305,407.07
3336. DIRECT LABOR EXPENSE ‐ DL	0
3341. LOSSES/DAMAGES - ASSETS	633,946.27
3350. CAPEX (ORDERS)	0

OTHER NET, OPERATING	‐2,721,792.52 3411.
3411. OTHER OPERATING EXPENSES	2,614.42
3412. OTHER OPERATING INCOME	‐2,724,406.94

NET INCOME OR LOSS	21,588,847.65
3511. FINANCIAL REVENUES	‐8,931,477.33
3512. FINANCIAL EXPENSES	30,520,324.98

INCOME USING THE EQUITY METHOD	‐363,669.04
3611. INCOME USING THE EQUITY METHOD	‐363,669.04

INCOME TAX, EQUITY AND INTEREST ON OWNERS’ EQUITY	28,023,588.17
3711. INCOME TAX AND CONTRIBUTION	27,156,680.35
3712. EQUITIES AND CONTRIBUTIONS	866,907.82

EXHIBIT 2

EXHIBIT 3

GLOSSARY

A

ABL = gross leasable area.

ABNT = Brazilian Association of Technical Standards.

Income Approach = valuation method for converting the present value of expected economic benefits.

Assets Approach = Assessment method for companies where all assets and liabilities (including unaccounted for assets and liabilities) have their values adjusted to the market. Also known as equity at market value.

Market approach = valuation method at which comparative multiples derived from the sale price of similar assets are adopted.

Premium for expected future profitability (goodwill) = future economic benefits from assets not capable of being individually identified nor separately recognized.

Amortization = systematic allocation of the amortizable assets value over its useful life.

Sample = Set of market data representative of a population.

Efficient use = that recommended and technically possible for the site, on a reference date, subject to the market trend in their surroundings, among the different uses allowed by applicable law.

Equivalent construction area = constructed area on which the equivalence of corresponding construction unit cost is applied, according to the principles of ABNT.

Homogenized area = floor area, private or built with mathematical treatments, for valuation purposes, according to criteria based on the real estate market.

Private area = floor area increased by building elements (such as walls, pillars etc.) and elevator halls (in special cases).

Total construction area = resulting from the sum of the actual private and common area assigned to an independent unit defined according to ABNT.

Floor area = actual area minus the area occupied by walls and other building elements which prevent or hinder their use.

Financial commercial lease = which transfers substantially all of the risks and benefits related to ownership of the asset, which may or may not be transferred in the future. The lease that is not financial is operating.

Operating lease = which does not substantially transfer all of the risks and benefits of ownership of the asset. The lease that is not operating is financial.

Asset = resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Property, plant and equipment = Tangible assets available for use in the production or supply of goods or services, the lease by others, for investment or administrative purposes, expected to be used for more than one accounting period.

Intangible assets = non-monetary asset identifiable without physical substance. Such asset is identifiable when: a) it is separable, i.e. capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; b) results from contractual or other legal rights, whether these rights are transferable or separable from the entity or from other rights and obligations.

Non-operating assets = Those not directly related to the operating activities of the company (may or may not generate revenue) and which may be sold without prejudice to its operation.

Operating assets = assets that are fundamental to the company's operation.

Tangible asset = Physical assets except land, buildings, machines, equipment, furniture and utensils.

Valuation = Act or process of determining the value of an asset.

B

BDI (Budget Difference Income) = Benefits and Indirect Expenses. Percentage that indicates the benefits and indirect expenses incurred on the direct cost of construction.

Good = Something that has value, capable of use or that can be the subject of the right, which includes an asset.

Economic benefits = Benefits such as revenue, net income, net cash flow etc.

Beta = systematic risk measurement of a share; price trend of a particular share to be correlated with changes in a particular index.

Levered Beta = Beta value reflecting the debt in the capital structure.

C

Arbitrary field = variation range in the point estimator adopted in the valuation, within which the value of the asset can be arbitrated, provided that justified by the existence of own characteristics not included in the model.

CAPEX (Capital Expenditure) = investment in permanent assets.

CAPM (Capital Asset Pricing Model) = Model in which the cost of capital for any share or group of shares is equivalent to the risk-free rate increased by the risk premium provided by the systematic risk of the share or group of shares under study. Generally used to calculate the Cost of Owners’ Equity or Cost of Shareholders' Equity.

Invested capital = Sum of owners’ equity and third-party equity invested in a company. Third party equity is generally related to debt with interest (short and long term), which must be specified within the context of the valuation.

Capitalization = conversion of a single period of economic benefits in value.

Allocated codes = Numeral ordination (notes or weights) to differentiate the qualitative characteristics of the real estates.

Business combination = union of separate entities or businesses producing financial statements from a single reporting entity. Operation or other event by which an acquirer obtains the control of one or more businesses, regardless of the legal form of the transaction.

Controlled Company = entity, including one without legal personality, such as an association controlled by another entity (known as a parent).

Parent = entity that has one or more subsidiaries.

Control = power to direct the strategic political and administrative management of a company.

CPC = Accounting Standards Committee.

Cost = total direct and indirect costs required for production, maintenance or acquisition of an asset on a certain date and situation.

Cost of capital = Expected rate of return required by the market as attractive for funds for a particular investment.

Reissue cost = Cost of reproduction, less the depreciation of the asset, given the state in which it is found.

Reproduction cost = Expenditure required to reproduce a good, without considering any depreciation.

Replacement cost = cost of reissuing a good, having the same function and characteristics as the one being appraised.

Direct production costs = spending on inputs, including labor, in the production of a good.

Indirect production costs = administrative and financial costs, benefits and other burdens and charges needed to produce a good.

CVM = Brazilian Securities Commission.

D

Market data = set of information collected in the market related to a particular good.

Damage = damage caused to others due to the occurrence of flaws, defects, accidents and crimes, among others.

Base date = Specific date (day, month and year) for application of the valuation amount.

Issue date = valuation report closing date, when the valuation conclusions are transmitted to the client.

DCF = discounted cash flow.

D&A = Depreciation and Amortization.

Depreciation = Systematic allocation of the depreciable value over its useful life.

Discount to lack of control = percentage value deducted from the pro-rata value of 100% of the value of a company, reflecting the absence of part or all of control.

Discount due to lack of liquidity = value or percentage deducted from the pro rata basis of 100% of the value of a company, which reflects the lack of liquidity.

Net debt = Cash and cash equivalents, net position in derivatives, short-term and long-term debt, dividends receivable and payable, receivables and accounts payable related to bonds, short and long-term deficits in pension funds, provisions, other credits and obligations with related parties, including subscription warrants.

Supporting documentation = Documentation drawn up and supplied by the client, on which the report's assumptions are based.

Drivers = Value drivers or key variables.

E

EBIT = Earnings before interest and taxes.

EBITDA = Earnings before interest, taxes, depreciation and amortization.

Venture = set of assets capable of producing revenue through marketing or economic exploitation. It can be: real estate (ex.: subdivision, commercial/residential buildings), real estate base (ex.: hotel, shopping mall, theme parks), industrial or rural.

Company = Commercial, industrial entity, service provider or investor owning the economic activity.

Enterprise value = Economic value of the company.

Equity value = Economic value of equity.

State of repair = Physical situation of an asset as a result of its maintenance.

Capital structure = Composition of capital invested in a company between owners’ equity (equity) and debt capital (debt).

F

Sale factor = ratio between the market value of an asset and its cost of reissuance or replacement, which may be greater or less than one (1).

FCFF (Free Cash Flow to Firm) = Free cash flow to the firm, or unlevered free cash flow.

Cash flow = Cash generated by an asset, group of assets or business during a certain period of time. Usually the term is complemented by a qualification regarding the context (operating, non-operating etc.).

Cash flow from invested capital = Flow generated by the company to be reverted to the lenders (interest and amortization) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Ideal fraction = percentage belonging to each of the buyers (tenants) on the land and in the common things of the building.

Free float = percentage of outstanding shares on the total capital of the company.

Real front = horizontal projection of the dividing line of the real estate with the access road.

G

Urbanizable land = land eligible to receive urban infrastructure works, aiming at its efficient use through subdivision, dismemberment or implementation of the venture.

Goodwill = see Premium for expected future profitability (goodwill).

H

Null hypothesis in a regression model = circumstance in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a level of pre-established significance.

Homogenization = treatment of prices observed, by the application of mathematical transformations that express, in relative terms, the differences between the market data attributes and the asset being valued.

I

IAS = International Accounting Standards.

IASB  = International Accounting Standards Board.

Apparent age = estimated age of an asset depending on its characteristics and state of conservation at the time of inspection.

IFRS (International Financial Reporting Standard) = a set of international accounting pronouncements published and reviewed by IASB.

Real Estate = asset consisting of land and improvements incorporated to it. It can be classified as urban or rural, depending on their location, use or vocation.

Reference real estate = market data with characteristics comparable to those of the real estate being valued.

Impairment = see impairment losses

Statistical inference = Part of statistical science which allows one to draw conclusions about the population from the sample.

Basic infrastructure = stormwater runoff, street lighting, sewage networks, water supply, public and household electricity and access roads.

Installations = set of materials, systems, networks, equipment and services for operational support to an isolated machine, production line or plant, pursuant to the degree of aggregation.

L

Forced settlement = condition with regard to the event of a forced sale or a lesser term than the average absorption by the market.

Liquidity = capability of fast conversion of a particular asset in cash or in payment of a debt.

Subdivision = subdivision of the plot of land into plots intended for buildings with opening of new public roads and extension, modification or expansion of existing ones.

Key money = Amount paid by the future tenant for signature or transfer of the lease agreement, as compensation for the commercial establishment.

M

Valuation methodology = One or more approaches used in the preparation of assessment calculations for the indication of the value of an asset.

Regression model = Model used to represent a specific phenomenon, based on a sample, considering the various influential characteristics.

Multiple = Market value of a company, stock or invested capital, divided by a company measurement (EBITDA, revenue, volume of customers, etc.).

N

International Accounting Standards = standards and interpretations adopted by IASB. They include: International Financial Reporting Standards (IFRS); International Accounting Standard (IAS); and interpretations developed by the Interpretations Committee of the International Financial Reporting Standards (IFRIC) or the former Standard Interpretations Committee (SIC).

P

Construction standard = quality of improvements depending on the specifications of the projects, materials, execution and labor effectively used in construction.

Technical opinion = detailed report or technical clarification, issued by a trained and legally qualified professional, on the subject of their specificity.

Liability = present obligation that arises from past events, where it is expected that its settlement results in the influx of resources from the entity that incorporates economic benefits.

Equity at market value = see Approach of assets.

Impairment losses (impairment) = asset book value that exceeds, in the case of inventories, its sale price less the cost to complete it and the expense of selling it; or in the case of other assets, fair value less the cost to sell.

Expertise = technical activity performed by a professional with specific expertise to investigate and clarify the facts, check the status of goods, determine the causes that motivated a certain event, evaluating assets, costs, fruits or rights.

Market research = Set of identification, investigation, collection, selection, processing, analysis and interpretation of results of market data.

Values map = Graphical representation or listing of square meter of generic values of land or real estate on the same date.

Commercial point = Intangible asset that adds value to the commercial real estate, due to its location and expected commercial operation.

Influencing point = Atypical point that when removed from the sample significantly alters the parameters or the estimated linear model structure.

Population = Total market segment data to be analyzed.

Price = amount by which a transaction is executed involving an asset, return or a right over this.

Control premium = value or percentage of a pro-rata amount of a batch of controlling shares on the pro-rata value of shares without control, which reflect the power of control.

Equivalent depth = numerical result of the division of a plot of land by its main projected front.

Investment real estate = real estate (land, building or part of building, or both) maintained by the owner or lessee under a lease, both to receive payment of rent with regard to capital appreciation or both, other than for: use in the production or supply of goods or services, as well as for administrative purposes.

R

Rd (Cost of Debt) = measure of the amount paid for the capital from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Owners’ Equity) = Return requested by the shareholder for the invested capital.

Business risk = uncertainty of achieving expected future returns of the business, resulting from factors other than financial leverage.

S

Insurance = transfer of risk, guaranteed by contract, whereby one party undertakes for the payment of a premium, to indemnify the other for the occurrence of a claim covered by the policy.

Loss = event that causes financial loss.

T

Capitalization rate = Any divisor used for the conversion of economic benefits in value in a single period.

Discount rate = Any divisor used for converting a stream of future economic benefits at present value.

Internal rate of return = discount rate where the present value of the future cash flow is equivalent to the cost of the investment.

Tested = measurement of the front of a real estate.

Data treatment = application of transactions that express, in relative terms, the differences in attributes between market data and the asset being valued.

U

Cash-generating unit = smallest group of identifiable assets generating entries of cash that are, largely, independent of entries generated by other assets or groups of assets.

V

Current value = Value of the replacement for new, depreciated due to the physical condition in which the asset is found.

Book value = value at which an asset or liability is recognized in the balance sheet.

Perpetuity value = Value at the end of the projection period to be added in the cash flow.

Electrical damage value = estimate of the cost of repair or replacement of parts, when there is electrical damage to the asset. The values are tabulated in percentages of the Replacement Value and were calculated by studying the manuals of the equipment and experience in corrective maintenance of Apsis' technicians.

Investment value = value for a particular investor, based on particular interests in the asset in question. In the case of business valuation, this value can be analyzed by different situations, such as synergy with other companies of an investor, perceptions of risk, future performance and tax planning.

Liquidity value = value of an item placed for sale in the market outside the normal process, that is, that which would be would ascertained if the goods were offered for sale separately, taking into account the costs involved and the discount necessary for a sale in a reduced time period.

Replacement value for new = amount based on what the asset would cost (usually in relation to current market prices) to be replaced or substituted with the same or similar new one.

Insurance value = Amount by which an insurance company takes risks and does not apply to the land and foundations, except in special cases.

Scrap value = Market value of reusable materials of an asset in the deactivation condition, without these being used for production purposes.

Depreciable value = Cost of the asset or other substitute amount of the cost (in the financial statements), less its residual value.

Value at risk = Amount representative of the portion of the asset that one desires to insure, and that can correspond to the maximum insurable value.

Value in use = Value of a good in operating conditions in the current state, as a useful part of an industry, including, where relevant, the project expenses, packaging, taxes, freight and assembly.

(Fair) market value = Value at which ownership of an asset could be exchanged by a potential seller to a potential buyer, when both parties have reasonable knowledge of the relevant facts and none is under pressure to do so.

Fair value less costs to sell = value that can be obtained with the sale of assets or generating unit of cash less the expenses from the sale, in a transaction between known parties, disposed for such purpose, and free of interest.

Maximum insurance value = The value of the good for which it is advisable to be insured. This criterion is that the asset with depreciation greater than 50% shall have the Maximum Insurance Value equal to twice the Current Value; and with depreciation less than 50% depreciation shall have a Maximum Insurance Value equal to the Replacement Value.

Present value = Estimate of the present discounted value of net cash flows in the normal course of business.

Recoverable amount = higher fair value of the asset (or cash-generating unit) less sale expenses compared to its value in use.

Residual value = Value of the new or used asset projected for a date, limited to that on which the same becomes scrap, considered to be in operation during the period.

Residual value of assets = estimated amount that the entity would obtain in the present with the sale of the asset, after deducting the estimated costs, if the asset had the age and condition expected at the end of its useful life.

Independent variables = Variables that give logical content to the formation of the value of the real estate, subject of the valuation.

Qualitative variables = Variables that cannot be measured or counted, only ordered or put into hierarchy, according to the attributes inherent to the asset (for example, the constructive pattern, state of repair and quality of the soil).

Quantitative variables = variables that can be measured or counted (e.g., private area, number of rooms and parking spaces).

Key variables = variables that, a priori and traditionally, are important for the formation of the real estate's value.

Dependent variable = Variable that one seeks to explain by the independent variables.

Dichotomous variable = variable which assumes only two values.

Defect = Anomaly that affects the performance of products and services or makes them inadequate to the purposes for which they are intended, causing harm or material damage to the consumer.

Remaining life = Useful life remaining on the asset.

Economic life = period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Inspection = on-site verification of facts, by insightful observations in an asset and in the elements and conditions that constitute or influence them.

Real Estate vocation = most economical use of a given real estate in light of the specific and surrounding characteristics, subject to the legal limitations.

W

WACC (Weighted Average Cost of Capital) = Model in which the cost of capital is determined by the weighted average market value of capital structure components (equity and debt).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer